Exhibit 99.2

May 21, 2020

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marche financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the virtual annual and special general meeting (“Meeting”) of the shareholders of New Gold Inc. (“Company”) held on May 20, 2020.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Setting the size of the board of directors

On a vote by ballot, the number of directors of the Company is set at seven.  In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
327,278,257	1,462,915	99.55%	0.45%

Item 2: Election of Directors

On a vote by ballot, each of the seven nominees in the Company’s management information circular dated April 3, 2020 (“Circular”) were elected as directors of the Company.  In connection with the meeting, valid proxies in respect of this resolution were received as follows:

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Renaud Adams	326,593,124	2,148,048	99.35%	0.65%

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3	T +1 416 324 6000	F +1 416 324 9494

www.newgold.com

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Nicholas Chirekos	326,442,217	2,298,955	99.30%	0.70%
Gillian Davidson	326,211,367	2,529,805	99.23%	0.77%
James Gowans	311,292,746	17,448,426	94.69%	5.31%
Margaret Mulligan	326,271,596	2,469,576	99.25%	0.75%
Ian Pearce	326,496,787	2,244,385	99.32%	0.68%
Marilyn Schonberner	326,233,545	2,507,627	99.24%	0.76%

Item 3: Appointment of Auditor

On a vote by ballot, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditor.  In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
364,752,779	1,494,278	99.59%	0.41%

Item 4:  Approval of unallocated options issuable under the stock option plan

On a vote by ballot, all unallocated options issuable under the Company’s stock option plan were approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2023 (provided that such meeting is held on or before May 20, 2023). The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
269,230,933	59,510,239	81.90%	18.10%

Item 5: Approval of amendments and approval of all unallocated performance share units issuable under the long term incentive plan

On a vote by ballot, all unallocated performance share units issuable under the Company’s long term incentive plan were approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2023 (provided that such meeting is held on or May 20, 2023).  The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
310,180,152	18,561,020	94.35%	5.65%

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3	T +1 416 324 6000	F +1 416 324 9494

www.newgold.com

Item 6: Say on Pay Advisory Vote

On a vote by ballot, the shareholders accepted the Board’s approach to executive compensation.  The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
281,298,578	47,442,594	85.57%	14.43%

Yours truly,
New Gold Inc.

/s/ Sean Keating

Sean Keating
Vice President, General Counsel
and Corporate Secretary

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3	T +1 416 324 6000	F +1 416 324 9494

www.newgold.com